UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Annual General Meeting of Shareholders of KB Financial Group Inc.

On March 25, 2011, KB Financial Group Inc. held its annual general meeting of shareholders and all four agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Approval of financial statements (balance sheet, income statement and statements of appropriation of retained earnings) for fiscal year 2010

2)	Appointment of directors

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Details of the originally proposed agenda were previously disclosed on March 9, 2011.

Details of Approved Agenda Items

•	Key items of the approved non-consolidated financial statements for the year ended December 31, 2010:

(in millions of Won, except per share amounts)
Total assets	18,912,545
Total liabilities	966,744
Capital stock	1,931,758
Total shareholders’ equity	17,945,801
Revenue	177,708
Operating income	84,171
Net income	88,320
Net income per share (Won)	257

•	Declaration of Dividends

The shareholders approved a cash dividend of KRW 120 per common share, for a total amount of KRW 41,163,478,680 for fiscal year 2010.

•	Appointed Directors and Audit Committee members

•	Number of newly or re-appointed directors: 3

•	Number of newly or re-appointed non-executive directors: 4

•	Number of newly or re-appointed members of the audit committee: 5

•	Total Number of Directors and Audit Committee Members following Appointment

•	Directors: 12 (8 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 5

Details regarding newly appointed directors

Name (Date of Birth)	Current Position	Career		Education		Term of Office
Young Rok Lim (New appointment) (03/30/1955)	President, KB Financial Group	•	Vice Minister, Ministry of Finance and Economy	•	M.A. in Economics, Vanderbilt University	From March 25, 2011 to July 12, 2013
		• •	Director-General of the Financial Policy Bureau, Ministry of Finance and Economy Director-General of the Economic Cooperation Bureau, Ministry of Finance and Economy	• •	M.A. in Public Administration, Seoul National University B.A. in Literature, Seoul National University

Byong Deok Min (New appointment) (05/08/1954)	President & CEO, Kookmin Bank	•	Senior Executive Vice President of Consumer Banking Group, Kookmin Bank	•	B.A. in Business Administration, Dongguk University	From March 25, 2011 to July 12, 2013
		•	Head of Regional Head Office, Kookmin Bank
		•	General Manager of branch, Kookmin Bank

Vaughn Richtor (New appointment) (10/29/1955)	CEO, ING Banking Asia	•	Managing Director & CEO, ING Vysya Bank, India	•	Management in International Banking Cedep, Insead	2 years
		•	Chief Executive, ING Bank (Australia) Limited	•	Corporate Finance Programme, London Business School
		•	Country Banking Officer, ING Bank NV Sydney Branch	•	BA (Honours), Business Studies, Southbank London

Details regarding newly or re-appointed non-executive directors

Name (Date of Birth)	Current Position	Career		Education		Term of Office
Young Jin Kim (New appointment) (12/11/1949)	Professor, Seoul National University	•	Outside director, Samsung Asset Management	•	D.B.A. in Finance, Graduate School of Business, Indiana University	2 years
		•	Director, Korea Stock Exchange	•	M.B.A., Columbia University
		•	President, Korea Finance Association	•	B.A. in Business Administration, Seoul National University

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	•	Presidential Secretary for Audit and Inspection			2 years
		•	Director, Central Investigation Division 4 of Supreme Prosecutors’ Office	•	M.A. in Comparative Law, University of Michigan
		•	Information Service of Supreme Prosecutors’ Office	•	B.A. in Law, Seoul National University
		•	Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	•	Chairman, Korean Accounting Association	•	Ph.D. in Accounting, University of Illinois	2 years
		•	Non-standing Director, Korea Gas Corporation	•	M.A. in Business Administration, Seoul National University
		•	Member of Advisory Committee, Ministry of Finance and Economy	•	B.A. in Business Administration, Seoul National University

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	•	Dean, KDI School of Public Policy and Management	•	Ph.D. in Economics, University of Chicago	1 year
		•	Senior Research Fellow, Korea Development Institute	•	M.A. in Economics, University of Chicago
		•	Senior Research Fellow, Korea Institute of Finance	•	B.A. in Economics and Mathematics, Georgetown University

Details regarding newly or re-appointed members of the Audit Committee, who are non-executive directors

Name (Date of Birth)	Current Position	Career		Education		Term of Office

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	•	President of Finance Accounting Division, Korean Accounting Association	• • •	Ph.D. in Business Administration, University of Oklahoma M.A. in Business Administration, Indiana University B.A. in Business Administration, Seoul National University	1 year
		•	Director, Korean Accounting Association

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	•	Presidential Secretary for Audit and Inspection			1 year
		•	Director, Central Investigation Division 4 of Supreme Prosecutors’ Office	• •	M.A. in Comparative Law, University of Michigan B.A. in Law, Seoul National University
		•	Information Service of Supreme Prosecutors’ Office
		•	Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

Kyung Jae Lee (Re-appointment) (01/30/1939)	—	•	CEO, Industrial Bank of Korea	•	Ph.D. in Economics, Kookmin University	1 year
		•	CEO, Korea Financial Telecommunications & Clearings Institute	• •	M.A. in Economics, New York University B.A. in Economics, Seoul National University
		•	Director, Bank of Korea

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	•	Chairman, Korean Accounting Association	•	Ph.D. in Accounting, University of Illinois	1 year
		•	Non-standing Director, Korea Gas Corporation	•	M.A. in Business Administration, Seoul National University
		•	Member of Advisory Committee, Ministry of Finance and Economy	•	B.A. in Business Administration, Seoul National University

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	•	Dean, KDI School of Public Policy and Management	•	Ph.D. in Economics, University of Chicago	1 year
		•	Senior Research Fellow, Korea Development Institute	•	M.A. in Economics, University of Chicago
		•	Senior Research Fellow, Korea Institute of Finance	•	B.A. in Economics and Mathematics, Georgetown University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 25, 2011	By:	/s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO